Golden Edge Entertainment, Inc.

629 Neals Lane

Gallatin, Tennessee 37066

July 26, 2013

Robert S. Littlepage

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

Golden Edge Entertainment, Inc.

Form 10

Filed May 21, 2013

File No. 000-54958

Dear Mr. Littlepage:

We are responding to your letter dated July 15, 2013. We are filing Amendment No. 2 to our Form 10 herewith and we reply to your comments below using your comment numbers.

1.

We have revised to disclose that one loan was made in the first quarter but it has since been repaid.

2.

We have revised our disclosure concerning our status as an “emerging growth company” under the JOBS Act.

3.

We have revised the disclosure throughout to make clear that we now have four (4) directors.

4.

We have revised. We are under no obligation whatsoever to rent the studio. It is industry standard practice to rent studio space by the hour or by the day, as and when needed, and only for the time actually needed. While we are under no obligation to rent this space we have the opportunity to do so, and expect to do so, as and when needed and only for the time actually needed.

5.

We have revised to try to make more clear that we are not competing to sell music – whether against Best Buy or Amazon or Direct-To-Fan. We provide services to recording artists including arranging manufacture of CDs for them and registration with iTunes for them. We will charge fees for our services which will be based on cost of service provided by others plus our management plus our profit – much like a construction contractor.

6.

We have revised to disclose that Edgel Groves, Jr. is a director but not a shareholder.

7.

As noted under 5 above, we have revised to try to make clear that we are not in the music distribution industry and we will derive no revenues from that business.

8.

We have added disclosure concerning the loan of $1,040 and the lender.

9.

We have revised Footnotes 1 and 2 to the Financial Statements.

The Company further acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Daniel C. Masters

/s/ Edgel Groves

Daniel C. Masters, Esq.

Edgel Groves

Counsel to Golden Edge Entertainment, Inc.

President, Golden Edge Entertainment, Inc.